P.E. 1/31/02

02014921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

FEB 14 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining to Cook ® Incorporated filed for approval to market a drug-eluting coronary stent in Europe.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 21, 2002

By ______________________

Name: William L. Hunter

Title: CEO and Chairman

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FORM 27
Form 25 (*Securities Act*, 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))

Material Change Report

Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 84(1)(b) of the *Securities Act*, 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

Item 1 Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2 Date of Material Change

January 18, 2002

Item 3 Press Release/Publication/Filing

A press release providing notice of the material change was issued on January 18, 2002.

Item 4 Summary of Material Change

Angiotech's corporate partner, Cook Incorporated, announced that it has filed for CE Mark approval to market the paclitaxel-eluting version of its V Flex™ Plus PTX Coronary Stent in the European Community. Cook Incorporated licenses the use of paclitaxel to coat its coronary stent products from Angiotech Pharmaceuticals, Inc.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officer

Contact:	David M. Hall, Sr. Vice President, Finance
Telephone:	(604) 221-7676

Item 9 Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 18th day of January, 2002.

Angiotech Pharmaceuticals, Inc.

Per: [signature]

DAVID M. HALL, SR. VICE PRESIDENT, FINANCE

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
January 18, 2002

COOK® INCORPORATED FILES FOR APPROVAL TO MARKET A DRUG-ELUTING CORONARY STENT IN EUROPE

Vancouver, B.C. – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSE:ANP) was notified today by Cook® Incorporated that Cook has filed for CE Mark approval to market the paclitaxel-eluting version of its popular V Flex™ Plus PTX Coronary Stent in the European Community, company executives announced today. The filing makes Cook the first company to submit for regulatory approval anywhere in the world to market a paclitaxel-eluting coronary stent to combat restenosis.

"We congratulate Cook on being first to reach this historic milestone," said William L. Hunter, MD, MSc, Chairman & CEO of Angiotech Pharmaceuticals. "The drug-coated stent has been noted to be one of the most important medical events of 2001. Having been there from its inception, we are gratified to see the culmination of our collective work on the verge of revolutionizing the practice of cardiology."

The filing is based on the results of Cook's highly successful European-based ELUTES clinical trial, which demonstrated a binary restenosis rate of just 3.1 percent due to paclitaxel's cytostatic mechanism of action in inhibiting neointimal hyperplasia.

"This milestone reinforces Cook's position as a world leader in bringing innovative technology like our new generation of paclitaxel-eluting stents to the benefit of coronary disease patients," said Kem Hawkins, president, Cook Group Incorporated. With timely CE Mark approval, Cook could begin selling its first drug-eluting coronary stents in Europe during the second quarter of this year, Hawkins predicted.

In 1993, Cook Incorporated introduced the first commercially available coronary stents to the United States. These tiny wire scaffold-like devices, which became the most successful innovation in interventional cardiology of the 1990s, are inserted inside blocked sections of coronary arteries and expanded into place using a balloon catheter in a procedure called an angioplasty. One drawback to their success in maintaining blood flow through the affected artery, however, is that in approximately 20-25 percent of cases, a new blockage develops at the site of the angioplasty due to scar tissue growth and inflammation, a condition referred to as restenosis.

Paclitaxel acts to prevent excessive cell regrowth at the site of the angioplasty, which human clinical research has shown may reduce or eliminate restenosis. Cook's polymer-free, paclitaxel-eluting coronary stents are investigational devices not approved for sale in the U.S. at this time.

With international headquarters in Bloomington, Ind., privately held COOK® (www.cookgroup.com/) is a leading designer, manufacturer and global distributor of minimally invasive medical device technology for diagnostic and therapeutic procedures. Since its founding in 1963, Cook has created innovative catheter technologies, wire guides, introducer needles and sheaths, stents and stent-grafts,

.../more

embolization coils, tissue-engineered medical biomaterials, vena cava filters, implanted cardiac lead extraction equipment and other minimally invasive medical devices. More than 40 companies in the United States, Europe, Canada, Australia and Asia design, manufacture and distribute COOK brand devices to medical professionals around the world.

Angiotech Pharmaceuticals is a Canadian pharmaceutical company dedicated to the development of medical coatings and treatments for chronic inflammatory diseases through reformulation of the anti-cancer drug paclitaxel. Cook Incorporated has licensed the use of paclitaxel from Angiotech for use with its stents.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.*

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Company Contacts

Angiotech Pharmaceuticals, Inc.
Cindy Yu, Corporate Communications Manager
Phone: (604) 221-7676 Fax: (604) 221-2330 Web: www.angiotech.com Email: info@angio.com

Cook Incorporated
David McCarty, Director of Public Relations
Phone: 812-339-2235, ext. 2387
E-mail: dmccarty@cook-inc.com